VOYA LETTERHEAD

U.S. LEGAL/PRODUCT FILING UNIT

ONE ORANGE WAY, C2N
WINDSOR, CT 06094-4774

J. Neil McMurdie

Senior Counsel

PHONE:  (860) 580-2824  |  EMAIL:  NEIL.MCMURDIE@VOYA.COM

April 13, 2015

Securities and Exchange Commission

100 F. Street, NE

Washington, DC 20549

Re:    Voya Retirement Insurance and Annuity Company

         Prospectus Title:  Voya Guaranteed Account

         File No.:  333-133157

Withdrawal of Post-Effective Amendment No. 7 to the
Registration Statement on Form S-3

Rule 477 Filing

Attention: Filing Desk

Dear Ladies and Gentlemen:

On April 6, 2015, the above-named Registrant submitted for filing, pursuant to the Securities Act of 1933 (the “33 Act”), Post-Effective Amendment No. 7 to Registration Statement on Form S-3 (File No. 333-133157).

We respectfully request withdrawal of Post-Effective Amendment No. 7, pursuant to Rule 477 under the 33 Act. No securities were sold in connection with this Post-Effective Amendment, and a new registration statement for the securities covered by the above-reference registration statement will be filed in the near future pursuant to Rule 415(5) of the 33 Act.

Please call me with your questions or comments.

Sincerely,

/s/  J. Neil McMurdie

J. Neil McMurdie

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